STEPS TO RECEIVE YOUR CONSIDERATION SHARES

____________________________________________________________________________

To receive your Consideration Shares (as defined below), you must complete the following steps:

☐ Fill out the Shareholder Registration Table on page 4. The registration and address must match the records maintained on the register of C21 Shares (as defined below).

☐ If your address of record needs to be updated, fill out Box "A" on page 8.

☐ If the Consideration Shares are to be mailed to an address other than the address of record or the address indicated in Box "A", fill out Box "B" on page 8.

☐ Fill out Box "C" on page 8.

➢ If the securities are owned jointly, all owners must sign this Letter of Transmittal.

➢ If the Letter of Transmittal is being signed by anyone other than the current registered holder, supporting documentation demonstrating signing authority must be provided (Refer to #5 in FAQ).

☐ If you want your Consideration Shares issued and mailed to the name and address of record, leave Boxes "A", "B", and "D" on page 8 blank.

☐ If the Consideration Shares are to be issued to any person or entity other than the current registered holder, fill out Box "D" on page 8. The Medallion or Signature Guarantee section (Box "E" on page 8) must also be filled out and stamped by an Eligible Institution (Refer to #3 and #4 in FAQ).

☐ If the Consideration Shares are to be held at one of Odyssey's offices for pick up, fill out Box "F" on page 8.

☐ Fill out Residency Election on page 7.

☐ Complete the applicable Internal Revenue Service ("IRS"):

➢ Form W-9 if you are a U.S person, or

➢ appropriate Form W-8 if you are not a U.S. person for U.S. federal income tax purposes.

☐ If applicable, include your original share certificate(s) or DRS advice(s). If your share certificate(s) has been lost, stolen, or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded, together with a letter describing the loss. Odyssey will respond with replacement requirements (which may include an affidavit of loss and indemnity bond).

Once required steps are complete, please send original documents, to Odyssey Trust Company (the "Depositary") at the following address by mail, hand, or courier:

Trader's Bank Building

1100 - 67 Yonge Street

Toronto ON M5E 1J8

Attention: Corporate Actions

FREQUENTLY ASKED QUESTIONS (FAQ)

1. What is a Registered Shareholder? A registered shareholder is a person or entity who directly owns shares in a company. The registered shareholder will have their name and address filed on the company's registry.

2. How do I confirm the number of shares I have? Holders may confirm their holdings by contacting C21's (as defined below) transfer agent or the Depositary. You may contact the Depositary, by visiting: www.odysseytrust.com/ca-en/help or by phone at 1-888-290-1175 (Toll-Free).

3. What is a Medallion Guarantee? It is a special certification stamp that guarantees a signature and authorizes a transfer of securities from one registered holder to another. If your financial institution does not offer Medallion Guarantees, you can request a virtual Medallion by making an appointment through Odyssey by visiting: www.odysseytrust.com/ca-en/help.

4. What is an Eligible Institution? It is a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Participants of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Canadian Investment Regulatory Organization, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States. Alternatively, a Signature Guarantee from Royal Bank of Canada or TD Bank, is acceptable.

5. What is Signing Authority? Where someone executes the Letter of Transmittal other than the registered shareholder or where the shares are registered to an entity, it must be accompanied by satisfactory evidence of the representative's authority to sign on behalf of the registered holder or entity. Examples of these documents include Corporate Resolutions, Partnership/Trustee Agreements, proofs of guardianship, Powers of Attorney, Estate Documentation, etc. Note: Documents demonstrating authority must be dated within the last 6 months.

LETTER OF TRANSMITTAL

WITH RESPECT TO THE COMMON SHARES AND SUBORDINATE VOTING SHARES OF

C21 INVESTMENTS INC.

This Letter of Transmittal is for use by registered holders ("Registered C21 Shareholders") of common shares ("Common Shares") and subordinate voting shares (the "Subordinate Voting Shares" together with the Common Shares, the "C21 Shares") of C21 Investments Inc. ("C21"), and must accompany certificate(s) or DRS advice(s) representing C21 Shares deposited in connection with the proposed plan of arrangement of C21 (the "Plan of Arrangement") pursuant to Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the "Arrangement"), in accordance with the terms of an arrangement agreement between C21 and Vireo Growth Inc. ("Vireo") dated as of June 14, 2026 (as it may be amended, modified, restated or supplemented from time to time in accordance with its terms, the "Arrangement Agreement"). If the Arrangement is completed, Registered C21 Shareholders (other than Dissenting Shareholders and C21) who have properly completed, duly executed and delivered this Letter of Transmittal and all other required documents to the Depositary, will receive 0.023052 of a subordinate voting share of Vireo (each whole share, a "Consideration Share" and, collectively, the "Consideration Shares"), as may be adjusted pursuant to the Arrangement Agreement, for each Common Share (after conversion of all Subordinate Voting Shares into Common Shares) held by Registered C21 Shareholders at the Effective Time and Vireo will acquire all of the issued and outstanding C21 Shares from the Registered C21 Shareholders (other than any C21 Shares held by Dissenting Shareholders and C21), all as described in the Circular (as defined below).

The full text of the Plan of Arrangement, and further details regarding the Arrangement and the Arrangement Agreement, are enclosed in the accompanying management information circular of C21 dated July 3, 2026 (the "Circular") prepared in connection with the special meeting of holders of C21 Shares scheduled to be held on August 7, 2026 or any adjournment or postponement thereof (the "Meeting") to consider, among other things, the Arrangement. Capitalized terms used, but not defined, in this Letter of Transmittal shall have the meanings given to them in the Circular. Copies of the Circular, the Arrangement Agreement and the Plan of Arrangement may be accessed under C21's profile on SEDAR+ at www.sedarplus.ca. You are encouraged to carefully review the Circular in its entirety.

ODYSSEY TRUST COMPANY

(SEE BELOW FOR ADDRESS AND TELEPHONE NUMBER)

OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL BE ABLE
TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

This Letter of Transmittal is for use by Registered C21 Shareholders of C21 Shares only and is not to be used by beneficial holders of C21 Shares ("Non-Registered C21 Shareholders"). A Non-Registered C21 Shareholder does not have C21 Shares registered in its name; rather, such C21 Shares are registered in the name of a broker, investment dealer, bank, trust company, nominee or other intermediary (each, an "Intermediary") through which it purchased the C21 Shares or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. If you are a Non-Registered C21 Shareholder, you should contact your Intermediary for instructions and assistance in depositing your DRS advice(s) or certificate(s) representing C21 Shares and receiving the Consideration Shares for such C21 Shares. To receive the Consideration Shares, Registered C21 Shareholders are required to deposit the original certificate(s) or DRS advice(s), representing the C21 Shares held by them, along with this properly completed and duly signed Letter of Transmittal to the Depositary. A DRS advice (or certificate, if requested by the Registered C21 Shareholder in this Letter of Transmittal), representing a Registered C21 Shareholder's aggregate Consideration Shares, less any amounts withheld, if applicable, payable to a Registered C21 Shareholder who has complied with the procedures set out herein will be, as soon as practicable after the Effective Date and after the receipt of all required documents: (i) e-mailed to the Registered C21 Shareholder at the e-mail address specified in this Letter of Transmittal (ii) forwarded to the Registered C21 Shareholder at the address specified in this Letter of Transmittal by first-class mail, postage prepaid; (iii) if no address has been specified in this Letter of Transmittal, forwarded to the address of the Registered C21 Shareholder on the register of the C21 Shares or; (iv) made available at the office of the Depositary at which this Letter of Transmittal and the original certificate(s) or DRS advice(s), if applicable, representing the C21 Shares were delivered, for pickup by the Registered C21 Shareholder, as requested by the Registered C21 Shareholder in this Letter of Transmittal.

Registered C21 Shareholders are not entitled to receive fractional Consideration Shares in connection with the Arrangement, and in accordance with the terms of the Arrangement Agreement, no other form of consideration will be payable in lieu thereof. Where the aggregate number of Consideration Shares to be issued to a Registered C21 Shareholder under the Arrangement would result in a fraction of a Consideration Share being issuable, then the number of Consideration Shares to be issued to such Registered C21 Shareholder will be rounded down to the nearest whole Consideration Share and no compensation will be issued in lieu of the issuance of a fractional Consideration Share.

Please note that the delivery of this Letter of Transmittal, together with your certificate(s) or DRS advice(s) representing your C21 Shares, does not constitute a vote in favour of the Arrangement. To exercise your right to vote at the Meeting, you must attend the Meeting in person or by proxy.

COMPLETION OF THE ARRANGEMENT IS SUBJECT TO THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS, AS FURTHER DESCRIBED IN THE CIRCULAR. NO DELIVERY OF THE CONSIDERATION SHARES WILL BE MADE PRIOR TO THE EFFECTIVE TIME.

THE CONSIDERATION SHARES TO WHICH REGISTERED C21 SHAREHOLDERS HAVE THE RIGHT TO RECEIVE IN ACCORDANCE WITH THE ARRANGEMENT SHALL BE RELEASED BY THE DEPOSITARY, UPON VALID RECEIPT OF A LETTER OF TRANSMITTAL TOGETHER WITH ORIGINAL DRS ADVICE(S) OR CERTIFICATE(S), IF APPLICABLE, REPRESENTING THE C21 SHARES DEPOSITED. IT IS IMPORTANT THAT YOU CAREFULLY READ THE INSTRUCTIONS SET OUT BELOW, PROPERLY COMPLETE, DULY EXECUTE, AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN. YOU ARE STRONGLY URGED TO READ THE CIRCULAR, INCLUDING THE APPENDICES ATTACHED THERETO, BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.

REGISTERED C21 SHAREHOLDERS WHO DO NOT DELIVER THE CERTIFICATE(S) OR DRS ADVICE(S), AS APPLICABLE, REPRESENTING THEIR C21 SHARES AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR BEFORE THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE WILL LOSE THEIR RIGHT TO RECEIVE THE CONSIDERATION SHARES FOR THEIR C21 SHARES AND ANY CLAIM OR INTEREST OF ANY KIND OR NATURE AGAINST C21, VIREO OR THE DEPOSITARY.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH IN THIS LETTER OF TRANSMITTAL WILL NOT CONSTITUTE A VALID DELIVERY. IF C21 SHARES ARE REGISTERED IN DIFFERENT NAMES, A SEPARATE LETTER OF TRANSMITTAL MUST BE SUBMITTED FOR EACH DIFFERENT REGISTERED C21 SHAREHOLDER.

DEPOSIT OF C21 SHARES
TO:	C21 INVESTMENTS INC.
AND TO:	VIREO GROWTH INC.
AND TO:	ODYSSEY TRUST COMPANY, AS DEPOSITARY

The undersigned hereby delivers to the Depositary the enclosed DRS advice(s) and/or certificate(s), if applicable, representing C21 Shares to be exchanged for the Consideration Shares pursuant to and in accordance with the Arrangement, as described in detail in the Circular.

SHAREHOLDER REGISTRATION TABLE
DRS Holder Account Number(s) or Certificate Number(s)	Name(s) and Address of Registered C21 Shareholder(s)	Number and Class of C21 Shares Represented by DRS advice(s) or Certificate(s)*

TOTAL NUMBER OF C21 SHARES DEPOSITED:

Please clearly print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above format.

*The total of the number of C21 Shares listed in the table above must equal the total number of C21 Shares registered to the Registered C21 Shareholder on the register of C21.

Check this box if all or some certificates representing C21 Shares have been lost, stolen, or destroyed. Please review instruction 1. (b) of the Additional Instructions for the procedure to replace lost, stolen or destroyed certificate(s).

Any DRS advice(s) or certificate(s) described above are enclosed and the Registered C21 Shareholder irrevocably deposits the above-mentioned C21 Shares (the "Deposited Shares") in exchange for the Consideration Shares to which such holder is entitled pursuant to the Arrangement on the basis of 0.023052 of a subordinate voting share of Vireo, as may be adjusted pursuant to the Arrangement Agreement, for every one Common Share (after conversion of all Subordinate Voting Shares into Common Shares). The Registered C21 Shareholder transmits the securities described above representing the Deposited Shares to be dealt with in accordance with this Letter of Transmittal.

Registered C21 Shareholders who do not deliver their DRS advice(s) or certificate(s) representing their C21 Shares and all other documents required by the Depositary on or before the sixth anniversary of the Effective Date shall lose their right to receive the Consideration Shares or other compensation and any claim or interest of any kind or nature against C21, Vireo or the Depositary.

Non-Registered C21 Shareholders should contact their nominee who holds the certificate(s) representing their C21 Shares on their behalf to arrange for the deposit of such certificate(s).

The undersigned acknowledges that if the Arrangement does not proceed, any enclosed DRS advice(s) or certificate(s) representing the Deposited Shares will be: (i) returned forthwith to the undersigned in accordance with the delivery instructions in this Letter of Transmittal, or failing such address being specified, to the undersigned at the address as it appears on the register of C21 Shares; or (ii) if the undersigned has chosen "Hold for Pick-Up" in this Letter of Transmittal, held for pick-up at the office of the Depositary.

REPRESENTATIONS AND WARRANTIES

The undersigned registered holder(s) of the Deposited Shares represents, warrants, acknowledges, or covenants, as applicable, to C21, Vireo and the Depositary that:

1. they have received and reviewed copies of the Circular and the Arrangement Agreement and the Plan of Arrangement;

2. they are the legal owner of the Deposited Shares and have good title to the rights represented by the above mentioned securities free and clear of all liens, charges, encumbrances, claims, adverse interests, security interests and equities, together with all rights and benefits, and have full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the securities representing the Deposited Shares and that, when the Consideration Shares are delivered, none of C21, Vireo, or any affiliate thereof or successor thereto will be subject to any adverse claim in respect of such Deposited Shares. Without limiting the foregoing: (i) if the undersigned is a body corporate, it is duly incorporated, organized and subsisting under the laws of its jurisdiction of formation, the completion of the transactions contemplated herein have been duly authorized by all necessary corporate action and it has the corporate power and authority to enter into and deliver this Letter of Transmittal and perform its obligations hereunder; and (ii) if the undersigned is an individual, the undersigned is mentally competent, is 18 years of age or older and has the capacity to execute and deliver this Letter of Transmittal and perform such individual's obligations hereunder;

3. no person, other than Vireo, has any rights, contingent or vested, including any right of first refusal, right of first offer or other similar preferential right, to acquire any of such Deposited Shares and the undersigned will not transfer or permit to be transferred any of the Deposited Shares;

4. the undersigned has not incurred any obligation or liability, contingent or otherwise, for broker's or finder's fees in respect of the transactions contemplated by the Arrangement for which C21 or Vireo shall have any obligation or liability;

5. the undersigned is not a party to, nor are the Deposited Shares subject to, any shareholders' agreement (including any unanimous shareholders' agreement), pooling agreement, voting trust, escrow agreement or other similar agreement pertaining to the ownership, voting or disposition of such Deposited Shares;

6. the Deposited Shares have not been sold, assigned, or transferred, nor has any agreement been entered into to sell, assign, or transfer any such Deposited Shares to any other person;

7. the transfer and surrender of the undersigned's Deposited Shares complies with applicable laws, and if the undersigned is a corporation, complies with its constating documents, and that the information provided herein is true, accurate and complete as of the date hereof;

8. the jurisdiction of residence of the undersigned is as specified in this Letter of Transmittal;

9. the covenants, representations, and warranties of the undersigned contained herein shall survive the completion of the Arrangement;

10. C21 and/or Vireo may be required to disclose personal information in respect of the undersigned and the undersigned consents to disclosure of personal information in respect of the undersigned to: (i) stock exchanges, securities or other regulatory authorities; (ii) the Depositary; (iii) any of the parties to the Arrangement Agreement; (iv) legal counsel to any of the parties to the Arrangement Agreement; and (v) as may otherwise be required by applicable laws or policies;

11. all authority conferred, or agreed to be conferred, by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned;

12. by virtue of the execution of this Letter of Transmittal, the undersigned shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Deposited Shares will be determined by C21 and Vireo in their sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on C21, Vireo, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

13. C21 and Vireo reserve the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction, and C21 and Vireo further reserve the absolute right to waive any defects or irregularities in the deposit of any C21 Shares, and that there is no duty or obligation upon C21, Vireo, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of C21 Shares and no liability will be incurred by any of them for failure to give any such notice;

14. no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, in connection with the Meeting has been or will be granted with respect to the Deposited Shares;

15. if the Arrangement is completed, the delivery of the Deposited Shares pursuant to this Letter of Transmittal is irrevocable. If the Arrangement is not completed or should the Arrangement not proceed, for any reason, the DRS advice(s) or certificate(s) representing the Deposited Shares and other relevant documents shall be returned as soon as possible to the undersigned in accordance with the instructions in this Letter of Transmittal;

16. the undersigned will not receive any Consideration Shares in respect of the Deposited Shares until following the Effective Time and until all required documents, including any DRS advice(s) or certificate(s), as applicable, are received by the Depositary at the address set forth below, together with such additional documents as the Depositary may require, and until the same are processed for payment by the Depositary. It is further acknowledged that no interest will accrue on the Consideration Shares payable in respect of the Deposited Shares in connection with the Arrangement. The undersigned further represents and warrants that the Consideration Shares in respect of Deposited Shares will completely discharge any obligations of C21, Vireo and the Depositary with respect to the matters contemplated by this Letter of Transmittal;

17. C21, Vireo, the Depositary and any other person that makes a payment under the Arrangement Agreement or the Plan of Arrangement, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable or deliverable to any person under the Arrangement Agreement and the Plan of Arrangement (including, without limitation, any payments to any Registered C21 Shareholder who has duly and validly exercised Dissent Rights in respect of the Arrangement), such amounts as C21, Vireo, the Depositary or such other persons are or may be required, entitled or permitted to deduct and withhold with respect to such payment under the Tax Act, or any other provisions of any applicable laws. To the extent that taxes or other amounts are so deducted or withheld, such deducted or withheld amounts will be treated for all purposes hereof as having been paid to the person in respect of which such deduction and withholding was made; provided that such deducted or withheld amounts are actually remitted to the appropriate governmental authority. The undersigned acknowledges that each of C21, Vireo, the Depositary, and any other person that makes a payment under the Arrangement Agreement or the Plan of Arrangement is hereby authorized to sell or otherwise dispose of such portion of the Consideration Shares as is necessary to provide sufficient funds to C21, Vireo, the Depositary or such other person, as the case may be, to enable it to comply with deduction or withholding requirements, and C21, Vireo, the Depositary or such other person will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale. The undersigned acknowledges that it has consulted or has had the opportunity to consult its own tax advisor with respect to the potential income tax consequences to it of the Arrangement;

18. the delivery to the undersigned of the Consideration Shares does not violate any laws applicable to the undersigned and will fully and completely discharge any and all obligations of C21, Vireo, and the Depositary to the undersigned with respect to the matters contemplated by this Letter of Transmittal and the Arrangement;

19. by reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En utilisant la version anglaise de la présente lettre d'envoi, le soussigné est réputé avoir demandé que tout contrat attesté par l'arrangement, tel qu'il est accepté au moyen de cette lettre d'envoi, de même que tous les documents qui s'y rapportant soient rédigés exclusivement en anglais. This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein;

20. to execute, upon request, any additional documents, transfers, and other assurances as may be necessary or desirable to complete the exchange of securities representing the Deposited Shares for the Consideration Shares;

21. the undersigned agrees to surrender to Vireo, effective at the Effective Date, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes the Depositary, each director and officer of C21 and Vireo, and any other person designated by C21 or Vireo in writing, as true and lawful attorney of the undersigned, with the full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of such Deposited Shares on the appropriate register of holders maintained by C21's transfer agent on its behalf; and (b) to exercise any and all rights of the holder of the Deposited Shares including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Deposited Shares, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, and execute, endorse and negotiate for and in the name of and on behalf of the registered holder of the Deposited Shares, any and all instruments respecting any distribution payable to or to the order of such holder;

22. except for any proxy deposited with respect to the vote on the Arrangement at the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in- fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and agrees that no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to such Deposited Shares; and

23. following completion of the Arrangement, the undersigned directs and instructs the Depositary to issue or to cause to be issued a DRS advice or certificate representing the Consideration Shares in exchange for the Deposited Shares promptly after the Effective Date, and unless otherwise indicated in this Letter of Transmittal under "Special Instructions" or "Hold for Pick-Up", to the Registered C21 Shareholder at the address and/or e-mail address specified herein. If no address is specified, the Depositary will forward the DRS advice or certificate to the address of the Registered C21 Shareholder as shown on the register of C21 Shares.

RESIDENCY ELECTION (REQUIRED)

Indicate whether you are a U.S. Shareholder (as defined below) or are acting on behalf of a U.S. Shareholder.

 The owner signing below represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder; OR

 The owner signing below represents that it is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A "U.S. Shareholder" is any Registered C21 Shareholder that is either (A) providing an address below that is located within the United States or any territory or possession thereof; or (B) a U.S. person for United States federal tax purposes (as further described in Instruction 2).

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid United States backup withholding you must complete the Form W-9 attached as Appendix "A" or otherwise provide certification that you are exempt from backup withholding, as provided in the Instructions. If you are not a U.S. Shareholder and you provide an address that is located in the United States, you must complete an appropriate Form W-8. If you require a Form W-8, please contact the Depositary. All Registered C21 Shareholders are urged to consult their own tax advisors to determine which forms should be used and whether they are exempt from backup withholding.

BOX A - NEW ADDRESS UPDATE	BOX B - SPECIAL INSTRUCTIONS	BOX C - SIGNATURE (REQUIRED)
To be completed ONLY if you require an	To be completed ONLY if the
address update on the register of C21	Consideration Shares are to be mailed to	Dated: _______________________________
Shares.	an address other than your address of

record or the address in Box A.
________________________________
(Signature of Registered C21
________________________________	________________________________	Shareholder or Authorized
(New Street Address & Number)	(Street Address & Number)
Representative) *

________________________________	________________________________	________________________________
(New City and Province or State)	(City and Province or State)	(Signature of any joint Registered C21
Shareholder)

________________________________	________________________________	________________________________
(New Postal/Zip Code & Country)	(Postal/Zip Code & Country)	(Name of Registered C21
Shareholder(s))

________________________________	________________________________	________________________________
(Telephone - Business Hours)	(Telephone - Business Hours)	(Name of Authorized Representative)

□ Please issue a physical share
	certificate instead of a DRS advice	________________________________
	representing the Consideration Shares.	(Email Address) **

BOX D - TRANSFER INSTRUCTIONS	BOX E - SIGNATURE GUARANTEE
To be completed ONLY if the Consideration Shares are to	Signature guaranteed by:
be issued and transferred to someone other than the
Registered C21 Shareholder. Box E must also be
completed.
____________________________________________
(Name)
____________________________________________
(Street Address and Number)
____________________________________________
(City and Province or State)
____________________________________________
____________________________________________	(Authorized Signature)
(Postal (Zip) Code and Country)
____________________________________________
____________________________________________	(Name of Guarantor)
(Telephone - Business Hours)
____________________________________________
____________________________________________	(Telephone - Business Hours)
(Email Address) **

BOX F - PICK UP INSTRUCTIONS Hold for pick-up at the office of the Depositary where the C21 Shares were deposited: Calgary Toronto Vancouver

*If the signature is that of a Trustee, Executor, Administrator, Guardian, Attorney-in-fact, Agent, Officer of a corporation, or any other person acting in a fiduciary or representative capacity, proof of signing authority dated within six months is required.

**By providing an email address, the undersigned consents to electronic delivery by the Depositary.

ADDITIONAL INSTRUCTIONS

1. Miscellaneous

(a) If Box "D" is not completed, the Consideration Shares will be issued in the name of the registered holder of the Deposited Shares and if neither Box "A" or Box "B" is completed nor an e-mail address provided, the DRS advice or certificate will be mailed to the address of the registered holder of the Deposited Shares as it appears on the register of the C21 Shares. Any certificate(s) or DRS advice(s), as applicable, representing the Consideration Shares mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

(b) If a certificate representing the C21 Shares has been lost, stolen, or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary, C21 and/or Vireo will respond with replacement requirements (which may include an Affidavit of Loss and Indemnity Bond).

(c) If the Arrangement does not proceed for any reason, any certificate(s) or DRS advice(s) representing the Deposited Shares received by the Depositary will be returned to you forthwith in accordance with the delivery instructions given pursuant to Box "A", Box "B" or Box "D", as applicable, or failing such address being specified, to the registered holder at the address as it appears on the register of C21 Shares.

(d) Questions and requests for assistance may be directed to the Depositary and additional copies of this Letter of Transmittal may be obtained on request from the Depositary at the telephone number, e-mail, or address specified on the back page of this Letter of Transmittal. Non-Registered C21 Shareholders may also contact their broker, investment dealer, bank, trust company or other nominee for assistance.

(e) If the C21 Shares are registered in different forms (e.g., "John Doe" and "J. Doe") a separate Letter of Transmittal must be completed for each different registration.

(f) The method used to deliver this Letter of Transmittal, any accompanying DRS advice(s) or certificate(s), and all other required documents is at the option and risk of the Registered C21 Shareholder. Delivery will be deemed received only when such documents are received by the Depositary. C21 and Vireo recommend that the necessary documentation be hand delivered to the Depositary at the address set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise, the use of registered mail or courier with return receipt requested and properly insured, is recommended. Delivery to an address other than to the address specified on the back page of this Letter of Transmittal does not constitute delivery.

(g) No alternative, conditional, or contingent deposits of the C21 Shares will be accepted.

(h) If the space on this Letter of Transmittal is insufficient to list all certificates or DRS advice(s), as applicable, for Deposited Shares, additional certificate numbers or DRS account numbers, as applicable, and number and class of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(i) All depositing Registered C21 Shareholders by execution of this Letter of Transmittal waive any right to receive any notice of acceptance of Deposited Shares, except as required by applicable laws.

(j) No brokerage fees or commissions will be payable by the depositing Registered C21 Shareholder in connection with depositing C21 Shares directly with the Depositary.

2. U.S. Federal Income Tax and Backup Withholding - Form W-9 Instructions

(a) The following does not constitute a summary of the tax consequences of the Arrangement and Registered C21 Shareholders should consult with their own tax advisors regarding the tax consequences of the Arrangement as well as any elections that may be available to mitigate certain possible adverse U.S. tax consequences. Each U.S. Shareholder is required to provide the Depositary with a correct Taxpayer Identification Number ("TIN") on IRS Form W-9, which may be obtained from the Depositary or at http://www.irs.gov, and to certify whether such holder is subject to backup withholding of federal income tax. If a U.S. Shareholder has been notified by the IRS that such holder is subject to backup withholding, such U.S. Shareholder must cross out item 2 of IRS Form W-9, unless such holder has since been notified by the IRS that such holder is no longer subject to backup withholding. You are a U.S. person if you are: (a) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (b) a corporation (including an entity taxable as a corporation) or partnership created in the United States or under the laws of the United States or any state or the District of Columbia; (c) an estate the income of which is subject to United States federal income tax regardless of its source; or (d) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) the trust has a valid election in effect under applicable U.S Treasury regulations to be treated as a U.S. person. Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN or Employer Identification Number on the IRS Form W-9 and sign and date the form. If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write "Applied For" in the space provided for the TIN on the IRS Form W-9, and sign and date the IRS Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If "Applied For" is written on the IRS Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary may withhold 24% of all consideration due to such holder in connection with the Arrangement until a TIN is provided to the Depositary. If the IRS Form W-9 is not applicable to a holder because such holder is not a U.S. Shareholder, but such holder provides an address that is located in the United States, such holder will instead need to submit an appropriate and properly completed IRS Form W-8, signed under penalty of perjury to avoid U.S. federal backup withholding tax. An appropriate IRS Form W-8 (W-8BEN, W-8ECI or other form) may be obtained from the Depositary, or at http://www.irs.gov.

(b) A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE IRS FORM W-9 MAY BE SUBJECT TO PENALTIES IMPOSED BY THE IRS AND BACKUP WITHHOLDING OF 24% ON ANY CONSIDERATION SUBJECT TO TAX DUE TO SUCH HOLDER IN CONNECTION WITH THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMELY FILING A CLAIM FOR REFUND WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING. EACH HOLDER OF C21 SHARES IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH AN IRS FORM W-9 OR IS EXEMPT FROM BACKUP WITHHOLDING AND INFORMATION REPORTING.

3. Privacy Notice

(a) At Odyssey Trust Company, we take your privacy seriously. When providing services to you, we receive non-public, personal information about you. We receive this information through transactions we perform for you or an issuer in which you hold securities, from enrolment forms and through other communications with you. We may also receive information about you by virtue of your transactions with affiliates of Odyssey Trust Company or other parties. This information may include your name, social insurance number, securities ownership information and other financial information. With respect to both current and former customers, Odyssey Trust Company does not share non-public personal information with any non-affiliated third party except as necessary to process a transaction, service your account or as permitted by law. Our affiliates and outside service providers with whom we share information are legally bound not to disclose the information in any manner, unless permitted by law or other governmental process. We strive to restrict access to your personal information to those employees who need to know the information to provide our services to you, and we maintain physical, electronic, and procedural safeguards to protect your personal information. Odyssey Trust Company realizes that you entrust us with confidential personal and financial information, and we take that trust very seriously. By providing your personal information to us and signing this form, we will assume, unless we hear from you to the contrary, that you have consented and are consenting to this use and disclosure. A complete copy of our Privacy Code may be accessed at www.odysseytrust.com, or you may request a copy in writing Attn: Chief Privacy Officer, Odyssey Trust Company at 1310 - 1140 West Pender St, Vancouver, BC, V6C 1T2.

The Depositary is:

Odyssey Trust Company

Deliver by Registered Mail, Mail, Hand, or Courier to:

Trader's Bank Building

1100 - 67 Yonge Street

Toronto ON M5E 1J8

Attention: Corporate Actions

Inquiries:

Telephone: (587) 885-0960

E-Mail: corp.actions@odysseytrust.com

Any questions and requests for assistance may be directed to the Depositary at the telephone number or e-

mail set out above.

FORM W9

See Attached.

Form **W-9**
(Rev. March 2024)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give form to the requester. Do not send to the IRS.

Before you begin. For guidance related to the purpose of Form W-9, see *Purpose of Form*, below.

Print or type. See *Specific Instructions* on page 3.

1 Name of entity/individual. An entry is required. (For a sole proprietor or disregarded entity, enter the owner's name on line 1, and enter the business/disregarded entity's name on line 2.)

2 Business name/disregarded entity name, if different from above.

3a Check the appropriate box for federal tax classification of the entity/individual whose name is entered on line 1. Check only **one** of the following seven boxes.

☐ Individual/sole proprietor ☐ C corporation ☐ S corporation ☐ Partnership ☐ Trust/estate

☐ LLC. Enter the tax classification (C = C corporation, S = S corporation, P = Partnership) . . . . . ______

Note: Check the "LLC" box above and, in the entry space, enter the appropriate code (C, S, or P) for the tax classification of the LLC, unless it is a disregarded entity. A disregarded entity should instead check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ______

3b If on line 3a you checked "Partnership" or "Trust/estate," or checked "LLC" and entered "P" as its tax classification, and you are providing this form to a partnership, trust, or estate in which you have an ownership interest, check this box if you have any foreign partners, owners, or beneficiaries. See instructions . . . . ☐

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any) ______

Exemption from Foreign Account Tax Compliance Act (FATCA) reporting code (if any) ______

(Applies to accounts maintained outside the United States.)

5 Address (number, street, and apt. or suite no.). See instructions.

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN*, later.

Note: If the account is in more than one name, see the instructions for line 1. See also *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number
☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number
☐☐ – ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and, generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here | **Signature of U.S. person** | **Date**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9*.

What's New

Line 3a has been modified to clarify how a disregarded entity completes this line. An LLC that is a disregarded entity should check the appropriate box for the tax classification of its owner. Otherwise, it should check the "LLC" box and enter its appropriate tax classification.

New line 3b has been added to this form. A flow-through entity is required to complete this line to indicate that it has direct or indirect foreign partners, owners, or beneficiaries when it provides the Form W-9 to another flow-through entity in which it has an ownership interest. This change is intended to provide a flow-through entity with information regarding the status of its indirect foreign partners, owners, or beneficiaries, so that it can satisfy any applicable reporting requirements. For example, a partnership that has any indirect foreign partners may be required to complete Schedules K-2 and K-3. See the Partnership Instructions for Schedules K-2 and K-3 (Form 1065).

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS is giving you this form because they

Cat. No. 10231X Form **W-9** (Rev. 3-2024)

Form W-9 (Rev. 3-2024) Page 2

must obtain your correct taxpayer identification number (TIN), which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

• Form 1099-INT (interest earned or paid).

• Form 1099-DIV (dividends, including those from stocks or mutual funds).

• Form 1099-MISC (various types of income, prizes, awards, or gross proceeds).

• Form 1099-NEC (nonemployee compensation).

• Form 1099-B (stock or mutual fund sales and certain other transactions by brokers).

• Form 1099-S (proceeds from real estate transactions).

• Form 1099-K (merchant card and third-party network transactions).

• Form 1098 (home mortgage interest), 1098-E (student loan interest), and 1098-T (tuition).

• Form 1099-C (canceled debt).

• Form 1099-A (acquisition or abandonment of secured property).

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

Caution: If you don't return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See *What is backup withholding*, later.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued);

2. Certify that you are not subject to backup withholding; or

3. Claim exemption from backup withholding if you are a U.S. exempt payee; and

4. Certify to your non-foreign status for purposes of withholding under chapter 3 or 4 of the Code (if applicable); and

5. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting is correct. See *What Is FATCA Reporting*, later, for further information.

Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

• An individual who is a U.S. citizen or U.S. resident alien;

• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;

• An estate (other than a foreign estate); or

• A domestic trust (as defined in Regulations section 301.7701-7).

Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding. Payments made to foreign persons, including certain distributions, allocations of income, or transfers of sales proceeds, may be subject to withholding under chapter 3 or chapter 4 of the Code (sections 1441–1474). Under those rules, if a Form W-9 or other certification of non-foreign status has not been received, a withholding agent, transferee, or partnership (payor) generally applies presumption rules that may require the payor to withhold applicable tax from the recipient, owner, transferor, or partner (payee). See Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities.

The following persons must provide Form W-9 to the payor for purposes of establishing its non-foreign status.

• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the disregarded entity.

• In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the grantor trust.

• In the case of a U.S. trust (other than a grantor trust), the U.S. trust and not the beneficiaries of the trust.

See Pub. 515 for more information on providing a Form W-9 or a certification of non-foreign status to avoid withholding.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person (under Regulations section 1.1441-1(b)(2)(iv) or other applicable section for chapter 3 or 4 purposes), do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515). If you are a qualified foreign pension fund under Regulations section 1.897(l)-1(d), or a partnership that is wholly owned by qualified foreign pension funds, that is treated as a non-foreign person for purposes of section 1445 withholding, do not use Form W-9. Instead, use Form W-8EXP (or other certification of non-foreign status).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a saving clause. Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items.

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if their stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first Protocol) and is relying on this exception to claim an exemption from tax on their scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include, but are not limited to, interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third-party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester;

2. You do not certify your TIN when required (see the instructions for Part II for details);

3. The IRS tells the requester that you furnished an incorrect TIN;

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only); or

5. You do not certify to the requester that you are not subject to backup withholding, as described in item 4 under "*By signing the filled-out form*" above (for reportable interest and dividend accounts opened after 1983 only).

Form W-9 (Rev. 3-2024) Page 3

Certain payees and payments are exempt from backup withholding. See *Exempt payee code*, later, and the separate Instructions for the Requester of Form W-9 for more information.

See also *Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding*, earlier.

What Is FATCA Reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all U.S. account holders that are specified U.S. persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code*, later, and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you are no longer tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9.

• **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note for ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040 you filed with your application.

• **Sole proprietor.** Enter your individual name as shown on your Form 1040 on line 1. Enter your business, trade, or "doing business as" (DBA) name on line 2.

• **Partnership, C corporation, S corporation, or LLC, other than a disregarded entity.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

• **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. Enter any business, trade, or DBA name on line 2.

• **Disregarded entity.** In general, a business entity that has a single owner, including an LLC, and is not a corporation, is disregarded as an entity separate from its owner (a disregarded entity). See Regulations section 301.7701-2(c)(2). A disregarded entity should check the appropriate box for the tax classification of its owner. Enter the owner's name on line 1. The name of the owner entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2. If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, enter it on line 2.

Line 3a

Check the appropriate box on line 3a for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3a.

IF the entity/individual on line 1 is a(n) . . .	THEN check the box for . . .
• Corporation	Corporation.
• Individual or • Sole proprietorship	Individual/sole proprietor.
• LLC classified as a partnership for U.S. federal tax purposes or • LLC that has filed Form 8832 or 2553 electing to be taxed as a corporation	Limited liability company and enter the appropriate tax classification: P = Partnership, C = C corporation, or S = S corporation.
• Partnership	Partnership.
• Trust/estate	Trust/estate.

Line 3b

Check this box if you are a partnership (including an LLC classified as a partnership for U.S. federal tax purposes), trust, or estate that has any foreign partners, owners, or beneficiaries, and you are providing this form to a partnership, trust, or estate, in which you have an ownership interest. You must check the box on line 3b if you receive a Form W-8 (or documentary evidence) from any partner, owner, or beneficiary establishing foreign status or if you receive a Form W-9 from any partner, owner, or beneficiary that has checked the box on line 3b.

Note: A partnership that provides a Form W-9 and checks box 3b may be required to complete Schedules K-2 and K-3 (Form 1065). For more information, see the Partnership Instructions for Schedules K-2 and K-3 (Form 1065).

If you are required to complete line 3b but fail to do so, you may not receive the information necessary to file a correct information return with the IRS or furnish a correct payee statement to your partners or beneficiaries. See, for example, sections 6698, 6722, and 6724 for penalties that may apply.

Line 4 Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.

Exempt payee code.

• Generally, individuals (including sole proprietors) are not exempt from backup withholding.

• Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

• Corporations are not exempt from backup withholding for payments made in settlement of payment card or third-party network transactions.

• Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space on line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

Form W-9 (Rev. 3-2024) Page 4

2—The United States or any of its agencies or instrumentalities.

3—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities.

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities.

5—A corporation.

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or territory.

7—A futures commission merchant registered with the Commodity Futures Trading Commission.

8—A real estate investment trust.

9—An entity registered at all times during the tax year under the Investment Company Act of 1940.

10—A common trust fund operated by a bank under section 584(a).

11—A financial institution as defined under section 581.

12—A middleman known in the investment community as a nominee or custodian.

13—A trust exempt from tax under section 664 or described in section 4947.

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
• Interest and dividend payments	All exempt payees except for 7.
• Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
• Barter exchange transactions and patronage dividends	Exempt payees 1 through 4.
• Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5.[2]
• Payments made in settlement of payment card or third-party network transactions	Exempt payees 1 through 4.

[1] See Form 1099-MISC, Miscellaneous Information, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) entered on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37).

B—The United States or any of its agencies or instrumentalities.

C—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities.

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i).

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i).

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state.

G—A real estate investment trust.

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940.

I—A common trust fund as defined in section 584(a).

J—A bank as defined in section 581.

K—A broker.

L—A trust exempt from tax under section 664 or described in section 4947(a)(1).

M—A tax-exempt trust under a section 403(b) plan or section 457(g) plan.

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, enter "NEW" at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have, and are not eligible to get, an SSN, your TIN is your IRS ITIN. Enter it in the entry space for the Social security number. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner's SSN (or EIN, if the owner has one). If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note: See *What Name and Number To Give the Requester*, later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at *www.SSA.gov*. You may also get this form by calling 800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/EIN*. Go to *www.irs.gov/Forms* to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to *www.irs.gov/OrderForms* to place an order and have Form W-7 and/or Form SS-4 mailed to you within 15 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and enter "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, you will generally have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon. See also *Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding*, earlier, for when you may instead be subject to withholding under chapter 3 or 4 of the Code.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.